UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-38430

Meta Data Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Adjournment of Hearing of the Winding Up Petition

As previously disclosed by Meta Data Limited (the “Company”), the Company is currently in default of certain banking facility agreement (the “Facility Agreement”) dated March 27, 2019, as amended, by and among the Company, OneSmart Edu (HK) Limited, certain lenders named therein, and UBS AG Singapore Branch as the facility agent. On April 22, 2024, a winding up petition was presented to the Grand Court of the Cayman Islands (the “Court”) against the Company by China Minsheng Banking Corp., Ltd. Hong Kong Branch (“CMBC”), one of the lenders under the Facility Agreement (the “Petition”).

The initial hearing of the Petition (the “Hearing”) was originally scheduled to take place at the Court on June 11, 2024. Upon agreement between CMBC and the Company and approval from the Court, the Hearing is adjourned to August 7, 2024. Management is currently exploring different options to address the Petition, which will be subject to the Court’s decision which may grant, decline or modify the Petition as it sees fit.

The ultimate resolution of the proceedings may have a material adverse impact on the Company’s business, financial condition, results of operations or cash flows. Failure to settle the proceedings or other unfavorable outcomes in the proceedings - including but not limited to the winding up of the Company or the appointment of joint official liquidators - could result in significant damages, additional penalties or other remedies imposed against the Company. Litigation of this kind could result in substantial costs and a diversion of the Company management’s attention and resources. It could also result in the Company’s reputation being harmed and the Company’s stock price could decline as a result of allegations made in the course of the proceedings, regardless of the truthfulness of the allegations.

Forward Looking Statement

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this report are forward-looking statements, including but not limited to, the results of the winding-up petition and application for appointment of provisional liquidators. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the Company’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By :	/s/ Xiaoming Li
Name:	Xiaoming Li
Title :	Chairman of the Board of Directors and Chief Executive Officer

Date: July 30, 2024

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